SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: January 27, 2005		Signed:	Robert V. Horte

	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, January 27, 2005

CPR REPORTS SOLID PERFORMANCE IN 2004;
DEMAND CONTINUES TO GROW

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) reported net income of $413 million or $2.60 per diluted share in 2004, compared with $401 million or $2.52 per diluted share in 2003. Results in 2004 reflected a decline of $115 million ($130 million after tax) in foreign exchange gains on long-term debt, and a reduction of $172 million in charges ($111 million after tax) for other specified items, which included a $91-million charge ($55 million after tax) for environmental remediation and a $19-million reversal ($12 million after tax) related to labour restructuring.

Excluding the foreign exchange gains on long-term debt and other specified items, income in 2004 increased 10 per cent to $361 million or $2.27 per diluted share, compared with income in 2003 of $330 million or $2.07 per diluted share.

SUMMARY OF FULL-YEAR 2004 COMPARED WITH FULL-YEAR 2003

➢	Operating income of $789 million, an increase of 8 per cent, excluding other specified items.
➢	Revenue up $242 million, with significant growth in five of seven business lines, despite a $130-million reduction caused by the Canadian dollar’s gain against the U.S. dollar.
➢	Operating expenses up $183 million, excluding other specified items.
➢	Operating ratio improved to 79.8 per cent, from 80.1 per cent, excluding other specified items.

CPR generated growth across the bulk commodities, a turnaround in industrial products and continued expansion in containerized intermodal freight.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “Our business model and franchise proved their power and value in 2004. A critical element of our business model was CPR’s unrelenting focus on increasing asset velocity and fluidity across the network. As a result, we began driving our productivity and efficiency indicators in the right direction at the same time as freight volumes took off. Greater fluidity has become our single most compelling objective. As fluidity continues to increase, productivity will increase and unit operating costs will come down, enabling CPR to drive more of its growth to the bottom line.”

CPR moved more freight in 2004 than in any prior fiscal year. Productivity increased dramatically, with revenue tonnage growing 8 per cent while train miles accumulated in moving the tonnage increased by just one-quarter of that rate.

“These steady gains improved the value of CPR’s service to customers, and we made the most of a robust transportation market,” Mr. Ritchie said.

Operating expenses in 2004 increased mainly due to higher fuel prices, increased freight volumes, depreciation, temporary costs to train additional crews, and a return to a normal level of performance-based incentive compensation, partly offset by a favourable impact from the Canadian dollar’s appreciation. CPR responded to unprecedented high fuel prices with an improved fuel surcharge mechanism, in addition to its hedge program and fuel efficiency measures. These initiatives enabled CPR to recover about two-thirds of its price-related fuel cost increase.

SUMMARY OF FOURTH-QUARTER 2004 COMPARED WITH FOURTH-QUARTER 2003

➢	Net income of $129 million or $0.81 per diluted share, compared with $174 million or $1.09 per diluted share.
➢	Income of $116 million or $0.73 per diluted share, compared with $114 million or $0.71 per diluted share, excluding foreign exchange gains on long-term debt and other specified items.
➢	Operating income of $233 million, compared with $222 million, excluding other specified items.
➢	Revenue up $58 million, with increases in six of seven business lines.
➢	Operating expenses up $48 million, excluding other specified items. The increase was largely due to higher fuel prices and performance-based incentive compensation.
➢	Operating ratio of 77.2 per cent, compared with 76.9 per cent, excluding other specified items.

OUTLOOK

CPR expects to grow revenue in the range of 6 per cent to 8 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to grow by 14 per cent to 16 per cent in 2005, assuming oil prices averaging US$48 per barrel and an average exchange rate of $1.25 per U.S. dollar (US$0.80). This outlook reflects conservative revenue recognition on western export coal contracts for the coal year beginning April 1, 2005, given uncertainties surrounding legal and regulatory proceedings involving Elk Valley Coal Corporation.

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004. The impact of this change is an increase of $3 million in net income or $0.01 in diluted EPS previously reported for 2003 and a decrease of $1 million in net income or $0.01 in diluted EPS previously reported for the fourth quarter of 2003. Notes 2 and 9 to the financial statements further describe the impact of this accounting change.

FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS

Results for full-year 2004 included a foreign exchange gain on long-term debt of $94 million ($94 million after tax), compared with a gain of $210 million ($224 million after tax) in 2003. Results for the fourth quarter of 2004 included a foreign exchange gain on long-term debt of $57 million ($56 million after tax), compared with a gain of $44 million ($72 million after tax) in the same period of 2003.

Other specified items in 2004 were related to special charges taken in the fourth quarter that totaled $72 million ($43 million after tax). These included an environmental charge of $91 million ($55 million after tax), partially offset by a reversal of part of a labour restructuring provision of $19 million ($12 million after tax). The environmental charge is for investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up costs for the entire property. CPR expects to file with the state in the first quarter of 2005 a response action plan for the east side of the property. CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination. The reversal of the labour liability relates to a charge taken in 2003 to restructure CPR’s northeastern U.S. operations. In 2004, CPR achieved a successful new arrangement with Norfolk Southern Railway for operations in the region, which is delivering efficiency improvements. The arrangement received regulatory approval in the fourth quarter of 2004. As a result, the restructuring did not incur the expected labour restructuring costs and the labour liability was reversed.

Other specified items in 2003 included a special charge in the second quarter of $215 million ($141 million after tax) for a program to eliminate 820 job positions over the 2003-2005 period, a write-down to fair value of under-performing assets, and the restructuring of CPR’s northeastern U.S. network. In addition, CPR recorded in the fourth quarter a $29-million loss ($18 million after tax) on the transfer of assets to IBM Canada under an outsourcing agreement, a $59-million favourable adjustment for a revaluation of future income tax, and an unfavourable impact of $53 million from an increase in future income taxes as Ontario repealed previously legislated income tax reductions.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s earnings, excluding foreign exchange gains and losses on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues

Freight	$967.1	$903.6
Other	54.8	59.9

	1,021.9	963.5

Operating expenses

Compensation and benefits	326.8	305.9
Fuel	123.4	98.1
Materials	38.1	41.3
Equipment rents	46.6	54.6
Depreciation and amortization	102.1	96.9
Purchased services and other	151.9	144.5

	788.9	741.3

Operating income before the following:	233.0	222.2

Special charge for environmental remediation (Note 5)	90.9	-
Special charge for labour restructuring (Note 6)	(19.0)	-
Loss on transfer of assets to outsourcing firm (Note 7)	-	28.9

Operating income	161.1	193.3

Other charges (Note 3)	12.9	13.4
Foreign exchange gains on long-term debt	(57.2)	(44.3)
Interest expense (Note 4)	52.6	50.3
Income tax expense	23.5	(0.1)

Net income	$129.3	$174.0

Basic earnings per share (Note 11)	$0.81	$1.10

Diluted earnings per share (Note 11)	$0.81	$1.09

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the year
	ended December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Revenues

Freight	$3,728.8	$3,479.3
Other	174.1	181.4

	3,902.9	3,660.7

Operating expenses

Compensation and benefits	1,259.6	1,163.9
Fuel	440.0	393.6
Materials	178.5	179.2
Equipment rents	218.5	238.5
Depreciation and amortization	407.1	372.3
Purchased services and other	610.7	583.6

	3,114.4	2,931.1

Operating income before the following:	788.5	729.6

Special charge for environmental remediation (Note 5)	90.9	-
Special charge for labour restructuring and asset impairment (Note 6)	(19.0)	215.1
Loss on transfer of assets to outsourcing firm (Note 7)	-	28.9

Operating income	716.6	485.6

Other charges (Note 3)	36.1	33.5
Foreign exchange gains on long-term debt	(94.4)	(209.5)
Interest expense (Note 4)	218.6	218.7
Income tax expense	143.3	41.6

Net income	$413.0	$401.3

Basic earnings per share (Note 11)	$2.60	$2.53

Diluted earnings per share (Note 11)	$2.60	$2.52

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$353.0	$134.7
Accounts receivable	434.7	395.7
Materials and supplies	134.1	106.4
Future income taxes	70.2	87.4

	992.0	724.2

Investments	96.0	105.6
Net properties	8,393.5	8,219.6
Other assets and deferred charges	1,018.3	907.3

Total assets	$10,499.8	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$975.3	$907.0
Income and other taxes payable	16.2	13.5
Dividends payable	21.0	20.2
Long-term debt maturing within one year	275.7	13.9

	1,288.2	954.6

Deferred liabilities	767.8	702.8
Long-term debt (Note 10)	3,075.3	3,348.9
Future income taxes	1,386.1	1,295.8

Shareholders’ equity
Share capital	1,120.6	1,118.1
Contributed surplus	300.4	294.6
Foreign currency translation adjustments	77.0	88.0
Retained income	2,484.4	2,153.9

	3,982.4	3,654.6

Total liabilities and shareholders’ equity	$10,499.8	$9,956.7

Commitments and contingencies (Note 14).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$129.3	$174.0
Add (deduct) items not affecting cash:
Depreciation and amortization	102.1	96.9
Future income taxes	23.3	(3.2)
Environmental remediation charge (Note 5)	90.9	-
Restructuring charge (Note 6)	(19.0)	-
Foreign exchange gains on long-term debt	(57.2)	(44.3)
Amortization of deferred charges	6.1	4.6
Restructuring payments	(30.6)	(35.8)
Other operating activities, net	(62.0)	(318.1)
Change in non-cash working capital balances related to operations	15.1	72.6

Cash provided by (used in) operating activities	198.0	(53.3)

Investing activities
Additions to properties	(157.2)	(151.4)
Other investments	0.5	(8.3)
Net proceeds from disposal of transportation properties	9.0	4.2

Cash used in investing activities	(147.7)	(155.5)

Financing activities
Dividends paid	(21.0)	(20.2)
Issuance of shares	1.7	1.3
Issuance of long-term debt	-	4.0
Repayment of long-term debt	(1.2)	(1.6)

Cash used in financing activities	(20.5)	(16.5)

Cash position
Increase (decrease) in net cash	29.8	(225.3)
Net cash at beginning of period	323.2	360.0

Net cash at end of period	$353.0	$134.7

Net cash is defined as:

Cash and short-term investments	$353.0	$134.7

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the year
	ended December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Operating activities
Net income	$413.0	$401.3
Add (deduct) items not affecting cash:
Depreciation and amortization	407.1	372.3
Future income taxes	131.5	31.8
Environmental remediation charge (Note 5)	90.9	-
Restructuring and impairment charge (Note 6)	(19.0)	215.1
Foreign exchange gains on long-term debt	(94.4)	(209.5)
Amortization of deferred charges	24.7	20.3
Restructuring payments	(88.8)	(107.0)
Other operating activities, net	(112.2)	(365.0)
Change in non-cash working capital balances related to operations	33.2	(53.6)

Cash provided by operating activities	786.0	305.7

Investing activities
Additions to properties	(673.8)	(686.6)
Other investments	(2.5)	(21.9)
Net proceeds from disposal of transportation properties	10.2	8.2

Cash used in investing activities	(666.1)	(700.3)

Financing activities
Dividends paid	(81.7)	(80.8)
Issuance of shares	2.5	2.0
Issuance of long-term debt (Note 10)	193.7	699.8
Repayment of long-term debt	(16.1)	(376.6)

Cash provided by financing activities	98.4	244.4

Cash position
Increase (decrease) in net cash	218.3	(150.2)
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$353.0	$134.7

Net cash is defined as:

Cash and short-term investments	$353.0	$134.7

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the year
	ended December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4

Net income for the period	413.0	401.3

Dividends	(82.5)	(80.8)

Balance, December 31	$2,484.4	$2,153.9

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” in the Consolidated Balance Sheet, and is being recognized in income currently and in the future over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $0.5-million pre-tax gain for the quarter ended December 31, 2004, and a $1.5-million pre-tax gain for the year ended December 31, 2004, and has been reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations”, to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. The restatement increased net income by $2.6 million, basic earnings per share by $0.02 and fully diluted earnings per share by $0.01 for the year ended December 31, 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

3	Other charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2004	2003	2004	2003

Amortization of discount on accruals recorded at present value	$4.9	$4.6	$19.1	$20.3
Other exchange losses	6.2	2.7	11.7	0.4
Charges on sale of accounts receivable	0.7	1.0	2.9	4.1
Gain on non-hedging derivative instruments	(0.5)	-	(1.5)	-
Other	1.6	5.1	3.9	8.7

Total other charges	$12.9	$13.4	$36.1	$33.5

4	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2004	2003	2004	2003

Interest expense	$53.9	$53.0	$223.9	$226.4
Interest income	(1.3)	(2.7)	(5.3)	(7.7)

Total interest expense	$52.6	$50.3	$218.6	$218.7

5	Special charge for environmental remediation

During the fourth quarter of 2004, CPR recorded a special charge of $90.9 million for investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean up costs for the entire property. The estimate may change as new information becomes available or new developments occur. The investigative fieldwork is continuing and CPR expects to file with the state during the first quarter of 2005 a response action plan for the east side of the property. CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

6	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This is comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million (US$16.0 million) accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

As a result of the retroactive adoption of the new CICA Handbook section relating to asset retirement obligations (see Note 2), the $116.1-million write-down to fair value of the D&H assets was reduced by $13.4 million. This reduced the overall special charge to $215.1 million.

In the fourth quarter of 2004, CPR recorded a reversal of a special charge of $19.0 million ($US16.0 million) related to the $21.8-million accrual for the labour restructuring for D&H taken in 2003, as noted above. A successful new arrangement with another rail carrier received regulatory approval during the fourth quarter of 2004. As a result, the labour liability accrued in 2003 was reversed.

7	Loss on transfer of assets to outsourcing firm

In the fourth quarter of 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement under which IBM will operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

8	Restructuring and environmental remediation

At December 31, 2004, the provision for restructuring and environmental remediation was $448.7 million (December 31, 2003 - $462.2 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites as well as a special charge taken this quarter related to a specific property (see Note 5).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

8	Restructuring and environmental remediation (continued)

Set out below is a reconciliation of CPR’s cumulative liabilities associated with restructuring and environmental remediation programs:

Three months ended December 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Oct. 1			Amortization	Exchange	Dec. 31
	2004	Accrued(1)	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$322.9	(34.1)	(18.6)	3.8	(4.3)	$269.7

Other non-labour liabilities for exit plans	7.9	0.4	(1.5)	0.3	(1.0)	6.1

Total restructuring liability	330.8	(33.7)	(20.1)	4.1	(5.3)	275.8

Environmental remediation program	81.4	100.7	(10.5)	-	1.3	172.9

Total restructuring and environmental remediation liability	$412.2	67.0	(30.6)	4.1	(4.0)	$448.7

Three months ended December 31, 2003

Total restructuring and environmental remediation liability	$491.5	6.6	(35.8)	3.2	(3.3)	$462.2

(1)	During the fourth quarter of 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 6) and recorded additional net reductions of $14.7 million for previously accrued labour and non-labour initiatives due mainly to experience gains on settlements. In addition, the Company recorded a $90.9-million charge (see Note 5) which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $14.7 million above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.0 million for various other environmental sites included in the multi-year soil remediation program.

In the fourth quarter of 2003, the $6.6-million increase was due to a net increase of $1.1 million resulting from adjustments to existing restructuring liabilities and a $5.5-million increase in the environmental remediation liability as the accruals were adjusted for sites included in the multi-year soil remediation program.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

8	Restructuring and environmental remediation (continued)

Year ended December 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Dec. 31
	2004	Accrued(1)	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$358.2	(36.4)	(62.2)	16.2	(6.1)	$269.7

Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4	(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6	(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	-	0.4	172.9

Total restructuring and environmental remediation liability	$462.2	65.5	(88.8)	16.6	(6.8)	$448.7

Year ended December 31, 2003

Total restructuring and environmental remediation liability	$441.8	133.9	(107.0)	13.0	(19.5)	$462.2

(1)	During 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 6) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives due mainly to experience gains on settlements. In addition, the Company recorded a $90.9-million charge (see Note 5) which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.

In 2003, the $133.9-million increase in the accrual was driven by CPR recording new restructuring provisions totalling $127.3 million (see Note 6) as well as a further net increase in the restructuring liability of $1.1 million. The environmental remediation liability also increased by $5.5 million as the accruals were adjusted for sites included in the multi-year soil remediation program.

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

9	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at an average rate of 6.25%.

The accretion expense related to these AROs for the year ended December 31, 2004, is $2.0 million, offset by payments made of $1.2 million, thereby increasing the ARO liability to $32.4 million. Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $59.4 million, which, when present valued, is $31.4 million as at December 31, 2004. The payments are expected to be made in 2005 – 2054.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.9 million, which, when present valued, is $1.0 million as at December 31, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

10	Issuance of long-term debt

In the first quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

11	Earnings per share

At December 31, 2004, the number of shares outstanding was 158.8 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

11	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2004	2003	2004	2003
		Restated –		Restated –
		Note 2		Note 2

Weighted average shares outstanding	158.7	158.6	158.7	158.5
Dilutive effect of stock options	1.0	1.0	0.4	0.6

Weighted average diluted shares outstanding	159.7	159.6	159.1	159.1

(in dollars)

Basic earnings per share	$0.81	$1.10	$2.60	$2.53
Diluted earnings per share	$0.81	$1.09	$2.60	$2.52

For the quarter ended December 31, 2004, options exercisable for 6,833 Common Shares (quarter ended December 31, 2003 – 1,300) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the year ended December 31, 2004, options exercisable for 634,639 Common Shares (year ended December 31, 2003 – 306,426) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

12	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 stock appreciation rights (“SARs”) were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan for the year ended December 31:

	2004		2003
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,649,580	31.48
Exercised	(131,450)	19.33	(150,077)	13.45
Forfeited/cancelled	(83,494)	28.63	(144,210)	27.69
Expired	(1,050)	9.83	(2,410)	10.20

Outstanding, December 31	7,752,080	$29.32	6,226,674	$28.20

Options exercisable at December 31	1,422,398	$24.60	908,209	$20.96

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

12	Stock-based compensation (continued)

For stock options issued since January 1, 2003, compensation expense is recognized for those options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the year
		ended December 31		ended December 31
		2004	2003	2004	2003
			Restated –		Restated –
			Note 2		Note 2

Net income (in millions)	As reported	$129.3	$174.0	$413.0	$401.3
	Pro forma	$128.9	$173.5	$411.0	$399.2

(in dollars)

Basic earnings per share	As reported	$0.81	$1.10	$2.60	$2.53
	Pro forma	$0.81	$1.09	$2.59	$2.52

Diluted earnings per share	As reported	$0.81	$1.09	$2.60	$2.52
	Pro forma	$0.81	$1.09	$2.58	$2.51

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in 2004 (year ended December 31, 2003 – $9.5 million). The weighted average fair value assumptions were:

	For the year
	ended December 31
	2004	2003

Expected option life (years)	4.50	4.41
Risk-free interest rate	4.15%	4.14%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.49

13	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended December 31, 2004, was $17.0 million (quarter ended December 31, 2003 – $13.3 million) and for the year ended December 31, 2004, was $70.4 million (year ended December 31, 2003 – $44.5 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
(unaudited)

14	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the quarter, CPR recorded a charge for environmental remediation for a specific property (see Note 5). The estimated cost for remediation may change as new information becomes available or new developments occur.

Capital commitments
At December 31, 2004, CPR had multi-year capital commitments of $577.3 million, in the form of signed contracts, mainly for locomotive overhaul agreements and locomotive acquisitions. Payments for these commitments are due in 2005 through 2018.

Operating lease commitments
At December 31, 2004, minimum payments under operating leases were estimated at $633.8 million in aggregate, with annual payments in each of the next 5 years of: 2005 – $146.5 million; 2006 – $123.2 million; 2007 – $92.7 million; 2008 – $69.4 million; 2009 – $43.0 million.

Guarantees The Company has residual value guarantees on operating lease commitments of $218.9 million at December 31, 2004.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2004, these accruals amounted to $8.3 million.

15	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

Summary of Rail Data

Fourth Quarter					Year
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$967.1	$903.6	$63.5	7.0	Freight	$3,728.8	$3,479.3	$249.5	7.2
54.8	59.9	(5.1)	(8.5)	Other	174.1	181.4	(7.3)	(4.0)

1,021.9	963.5	58.4	6.1		3,902.9	3,660.7	242.2	6.6

				Expenses (2)
326.8	305.9	20.9	6.8	Compensation and benefits	1,259.6	1,163.9	95.7	8.2
123.4	98.1	25.3	25.8	Fuel	440.0	393.6	46.4	11.8
38.1	41.3	(3.2)	(7.7)	Materials	178.5	179.2	(0.7)	(0.4)
46.6	54.6	(8.0)	(14.7)	Equipment rents	218.5	238.5	(20.0)	(8.4)
102.1	96.9	5.2	5.4	Depreciation and amortization	407.1	372.3	34.8	9.3
151.9	144.5	7.4	5.1	Purchased services and other	610.7	583.6	27.1	4.6

788.9	741.3	47.6	6.4		3,114.4	2,931.1	183.3	6.3

233.0	222.2	10.8	4.9	Operating income before other specified items (3)	788.5	729.6	58.9	8.1
12.9	13.4	(0.5)	(3.7)	Other charges	36.1	33.5	2.6	7.8
52.6	50.3	2.3	4.6	Interest expense	218.6	218.7	(0.1)	-
51.2	44.7	6.5	14.5	Income tax expense before foreign exchange gains on long-term debt and other specified items (3)	172.4	147.3	25.1	17.0

116.3	113.8	2.5	2.2	Income before foreign exchange gains on long-term debt and other specified items (3)	361.4	330.1	31.3	9.5

				Foreign exchange gains on long-term debt (FX on LTD)
57.2	44.3	12.9	-	FX on LTD	94.4	209.5	(115.1)	-
(1.4)	27.7	(29.1)	-	Income tax on FX on LTD	-	14.9	(14.9)	-

55.8	72.0	(16.2)	-	FX on LTD (net of tax)	94.4	224.4	(130.0)	-
				Other specified items
(90.9)	-	(90.9)	-	Special charge for environmental remediation	(90.9)	-	(90.9)	-
19.0	-	19.0	-	Special charge for labour restructuring and asset impairment	19.0	(215.1)	234.1	-
-	(28.9)	28.9	-	Loss on transfer of assets to outsourcing firm	-	(28.9)	28.9	-
29.1	10.5	18.6	-	Income tax on special charges	29.1	84.2	(55.1)	-

(42.8)	(18.4)	(24.4)	-	Special charges (net of tax)	(42.8)	(159.8)	117.0	-
-	59.3	(59.3)	-	Revaluation of future income taxes	-	59.3	(59.3)	-
-	(52.7)	52.7	-	Tax rate change effect on future income tax liability	-	(52.7)	52.7	-

$129.3	$174.0	$(44.7)	(25.7)	Net income	$413.0	$401.3	$11.7	2.9

				Earnings per share (EPS)
$0.81	$1.10	$(0.29)	(26.4)	Basic earnings per share	$2.60	$2.53	$0.07	2.8
$0.81	$1.09	$(0.28)	(25.7)	Diluted earnings per share	$2.60	$2.52	$0.08	3.2

				EPS before FX on LTD and other specified items
$0.73	$0.72	$0.01	1.4	Basic earnings per share	$2.28	$2.08	$0.20	9.6
$0.73	$0.71	$0.02	2.8	Diluted earnings per share	$2.27	$2.07	$0.20	9.7
158.7	158.6	0.1	0.1	Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1
77.2	76.9	0.3	-	Operating ratio before other specified items (3) (4) (%)	79.8	80.1	(0.3)	-
7.3	7.2	0.1	-	ROCE before FX on LTD & other specified items (after tax) (3) (4) (%)	7.3	7.2	0.1	-
42.9	46.9	(4.0)	-	Net debt to net debt plus equity (%)	42.9	46.9	(4.0)	-
$220.1	$208.8	$11.3	5.4	EBIT before FX on LTD and other specified items (3) (4) (millions)	$752.4	$696.1	$56.3	8.1
$322.2	$305.7	$16.5	5.4	EBITDA before FX on LTD and other specified items (3) (4) (millions)	$1,159.5	$1,068.4	$91.1	8.5

(1)	The 2003 financial data has been restated for Asset Retirement Obligations (ARO) accounting changes.
(2)	Before other specified items.
(3)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.
See note on non-GAAP earnings measures attached to commentary.
(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2004	2003	Variance	%		2004	2003	Variance	%

				Commodity Data

				Freight Revenues (millions)
$199.5	$188.7	$10.8	5.7	- Grain	$668.2	$644.4	$23.8	3.7
142.7	116.2	26.5	22.8	- Coal	530.3	444.0	86.3	19.4
108.7	98.5	10.2	10.4	- Sulphur and fertilizers	460.0	417.4	42.6	10.2
79.0	73.7	5.3	7.2	- Forest products	322.0	328.8	(6.8)	(2.1)
108.7	104.2	4.5	4.3	- Industrial products	430.2	400.4	29.8	7.4
66.6	75.9	(9.3)	(12.3)	- Automotive	288.5	304.2	(15.7)	(5.2)
261.9	246.4	15.5	6.3	- Intermodal	1,029.6	940.1	89.5	9.5

$967.1	$903.6	$63.5	7.0	Total Freight Revenues	$3,728.8	$3,479.3	$249.5	7.2

				Millions of Revenue Ton-Miles (RTM)
6,813	7,155	(342)	(4.8)	- Grain	23,805	23,040	765	3.3
6,504	5,892	612	10.4	- Coal	25,241	22,155	3,086	13.9
4,744	4,381	363	8.3	- Sulphur and fertilizers	20,418	18,186	2,232	12.3
2,594	2,559	35	1.4	- Forest products	10,557	10,789	(232)	(2.2)
3,552	3,544	8	0.2	- Industrial products	14,196	13,229	967	7.3
538	627	(89)	(14.2)	- Automotive	2,291	2,564	(273)	(10.6)
6,858	6,634	224	3.4	- Intermodal	27,119	24,636	2,483	10.1

31,603	30,792	811	2.6	Total RTMs	123,627	114,599	9,028	7.9

				Freight Revenue per RTM (cents)
2.93	2.64	0.29	11.0	- Grain	2.81	2.80	0.01	0.4
2.19	1.97	0.22	11.2	- Coal	2.10	2.00	0.10	5.0
2.29	2.25	0.04	1.8	- Sulphur and fertilizers	2.25	2.30	(0.05)	(2.2)
3.05	2.88	0.17	5.9	- Forest products	3.05	3.05	-	-
3.06	2.94	0.12	4.1	- Industrial products	3.03	3.03	-	-
12.38	12.11	0.27	2.2	- Automotive	12.59	11.86	0.73	6.2
3.82	3.71	0.11	3.0	- Intermodal	3.80	3.82	(0.02)	(0.5)

3.06	2.93	0.13	4.4	Freight Revenue per RTM	3.02	3.04	(0.02)	(0.7)

				Carloads (thousands)
92.7	93.7	(1.0)	(1.1)	- Grain	321.2	308.7	12.5	4.0
97.6	97.0	0.6	0.6	- Coal	395.2	359.6	35.6	9.9
51.3	46.0	5.3	11.5	- Sulphur and fertilizers	211.8	189.0	22.8	12.1
38.5	39.2	(0.7)	(1.8)	- Forest products	160.3	164.2	(3.9)	(2.4)
73.1	71.3	1.8	2.5	- Industrial products	286.3	263.4	22.9	8.7
40.5	46.0	(5.5)	(12.0)	- Automotive	171.7	177.2	(5.5)	(3.1)
282.1	282.9	(0.8)	(0.3)	- Intermodal	1,152.3	1,077.1	75.2	7.0

675.8	676.1	(0.3)	-	Total Carloads	2,698.8	2,539.2	159.6	6.3

				Freight Revenue per Carload
$2,152	$2,014	$138	6.9	- Grain	$2,080	$2,087	$(7)	(0.3)
1,462	1,198	264	22.0	- Coal	1,342	1,235	107	8.7
2,119	2,141	(22)	(1.0)	- Sulphur and fertilizers	2,172	2,208	(36)	(1.6)
2,052	1,880	172	9.1	- Forest products	2,009	2,002	7	0.3
1,487	1,461	26	1.8	- Industrial products	1,503	1,520	(17)	(1.1)
1,644	1,650	(6)	(0.4)	- Automotive	1,680	1,717	(37)	(2.2)
928	871	57	6.5	- Intermodal	894	873	21	2.4

$1,431	$1,336	$95	7.1	Freight Revenue per Carload	$1,382	$1,370	$12	0.9

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Operations and Productivity

60,491	58,887	1,604	2.7	Freight gross ton-miles (GTM) (millions)	236,451	221,884	14,567	6.6
31,603	30,792	811	2.6	Revenue ton-miles (RTM) (millions)	123,627	114,599	9,028	7.9
10,594	10,378	216	2.1	Train-miles (thousands)	41,344	40,470	874	2.2

3.06	2.93	0.13	4.4	Freight revenue per RTM (cents)	3.02	3.04	(0.02)	(0.7)
2.50	2.41	0.09	3.7	Total operating expenses per RTM (2) (cents)	2.52	2.56	(0.04)	(1.6)
1.30	1.26	0.04	3.2	Total operating expenses per GTM (2) (cents)	1.32	1.32	-	-
74.47	71.43	3.04	4.3	Total operating expenses per train-mile (2) (dollars)	75.33	72.43	2.90	4.0

5,710	5,674	36	0.6	Average train weights (tons)	5,719	5,483	236	4.3
3,960	4,154	(194)	(4.7)	Average train length (feet)	4,029	4,067	(38)	(0.9)
25.5	24.6	0.9	3.7	Average train speed (mph)	24.5	25.4	(0.9)	(3.5)

15,637	15,645	(8)	(0.1)	Number of active employees at end of period	15,637	15,645	(8)	(0.1)
16,037	16,069	(32)	(0.2)	Average number of active employees	16,056	16,126	(70)	(0.4)
13,817	13,848	(31)	(0.2)	Miles of road operated at end of period (3)	13,817	13,848	(31)	(0.2)

3,772	3,665	107	2.9	GTMs per average active employee (000)	14,727	13,759	968	7.0
4,378	4,252	126	3.0	GTMs per mile of road operated (3) (000)	17,113	16,023	1,090	6.8
697	684	13	1.9	GTMs per active locomotive per day (000)	675	664	11	1.7

1.19	1.23	(0.04)	(3.3)	U.S. gallons of fuel per 1,000 GTMs	1.20	1.24	(0.04)	(3.2)
1.33	0.90	0.43	47.8	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.11	0.89	0.22	24.7
72.2	72.5	(0.3)	(0.4)	Diesel fuel consumed – freight & yard (million U.S. gallons)	282.9	275.0	7.9	2.9
49.17	29.91	19.26	64.4	WTI (US$/bbl – average lagged 1 month, unhedged)	40.48	30.81	9.67	31.4

1.222	1.323	(0.101)	-	Average foreign exchange rate (Canadian$/US$)	1.304	1.413	(0.109)	-
0.818	0.756	0.062	-	Average foreign exchange rate (US$/Canadian$)	0.767	0.708	0.059	-

2.4	3.1	(0.7)	(22.6)	FRA personal injuries per 200,000 employee-hours	2.8	3.1	(0.3)	(9.7)
2.0	1.9	0.1	5.3	FRA train accidents per million train-miles	2.0	1.8	0.2	11.1

(1)	Prior period has been restated to conform with presentation in 2004.
(2)	Before other specified items.
(3)	Excludes track on which CPR has haulage rights.